March 2013
Amended and Restated Pricing Supplement No. 1217†
Registration Statement No. 333-177923
Dated March 26, 2013
Filed pursuant to Rule 424(b)(2)

JPMorgan Chase & Co.

INTEREST RATE STRUCTURED INVESTMENTS

Fixed to Floating Rate Notes due March 28, 2028

Leveraged CMS Curve and Russell 2000® Index Linked Notes

As further described below, interest will accrue on the notes (i) in Year 1: at a rate of 7.50% per annum and (ii) in Years 2 to maturity: for each day that the closing value of the Russell 2000® Index is at or above the index reference level, at a variable rate per annum equal to 4 times the difference, if any, between the 30-Year Constant Maturity Swap Rate ("30CMS") and the 5-Year Constant Maturity Swap Rate ("5CMS") as determined on the CMS reference determination date at the start of the related quarterly interest payment period; subject to the maximum interest rate of 7.50% per annum for each floating interest payment period and the minimum interest rate of 0.00% per annum. The notes provide an above-market interest rate in Year 1; however, for each interest payment period in Years 2 to maturity, the notes will not pay any interest with respect to the interest payment period if the CMS reference index level is equal to or less than 0.00% on the related quarterly CMS reference determination date. In addition, if on any calendar day the index closing value is less than the index reference level, interest will accrue at a rate of 0.00% per annum for that day. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

SUMMARY TERMS	
Issuer:	JPMorgan Chase & Co.
Aggregate principal amount:	$25,000,000. We may increase the aggregate principal amount prior to the original issue date but are not required to do so.
Issue price:	At variable prices (see "Commissions and Issue Price" below)
Stated principal amount:	$1,000 per note
Pricing date:	March 22, 2013
Original issue date:	March 28, 2013 (4 business days after the pricing date)
Maturity date:	March 28, 2028; provided that if such day is not a business day, any payment at maturity will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Interest:	From and including the original issue date to but excluding March 28, 2014: 7.50% per annum From and including March 28, 2014 to but excluding the maturity date (the "floating interest rate period"): For each interest payment period during the floating interest rate period, a variable rate per annum equal to the product of: **(a) leverage factor *times* the CMS reference index level; *subject to the minimum interest rate and the maximum interest rate; and*** **(b) N/ACT;** *where,* "N" = the total number of calendar days in the applicable interest payment period on which the index closing value is greater than or equal to the index reference level (each such day, an "accrual day"); and "ACT" = the total number of calendar days in the applicable interest payment period. The CMS reference index level applicable to an interest payment period will be determined on the related CMS reference determination date. ***Beginning March 28, 2014, it is possible that you could receive little or no interest on the notes. If, on the related CMS reference determination date, the CMS reference index level is equal to or less than the CMS reference index strike, interest will accrue at a rate of 0.00% for that interest payment period. In addition, if on any day, the index closing value is determined to be less than the index reference level, interest will accrue at a rate of 0.00% per annum for that day. The determination of the index closing value will be subject to certain market disruption events.***
Leverage factor:	4
Interest payment period:	Quarterly
Interest payment period end dates:	Unadjusted
Interest payment dates:	Each March 28, June 28, September 28 and December 28, beginning June 28, 2013; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day and no adjustment will be made to any interest payment made on that succeeding business day.
Interest reset dates:	Each March 28, June 28, September 28 and December 28, beginning March 28, 2014
CMS reference determination dates:	Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest payment period.
Maximum interest rate:	7.50% per annum in any quarterly interest payment period during the floating interest rate period
Minimum interest rate:	0.00% per annum
CMS reference index level:	30CMS minus 5CMS, expressed as a percentage. *Please see "Additional Provisions—CMS Reference Index Level" below.*
CMS reference index strike:	0.00%
Index:	The Russell 2000® Index
Index reference level:	712.365, which is 75.00% of the index closing value on March 26, 2013
Agent:	J.P. Morgan Securities LLC ("JPMS")
Calculation agent:	JPMS

Terms continued on the following page

Commissions and issue price:	**Price to Public(1)(2)**	**Fees and Commissions(2)**	**Proceeds to Issuer**
Per Note	At variable prices	$35.00	$965
Total	At variable prices	$875,000	$24,125,000

(1) *The notes sold in one or more negotiated transactions at varying prices to be determined at the time of each sale, which were at market prices prevailing, at prices related to such prevailing prices or at negotiated prices; provided, however, that such prices were not less than $970 per note and not more than $1,000 per note. See "Risk Factors—The Price You Pay For The Notes May Be Higher Than The Prices Paid By Other Investors."*

(2) *JPMS or one of our affiliates will pay varying discounts and commissions to dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent) and their financial advisors, of up to $35 per note depending on market conditions. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-42 of the accompanying product supplement no. 1-I.*

†This amended and restated pricing supplement amends and restates the pricing supplement related hereto dated March 22, 2013 to product supplement no. 1-I in its entirety (the pricing supplement is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000089109213002631/e52753_424b2.htm)

Investing in the notes involves a number of risks. See "Risk Factors" on page US-1 of the accompanying underlying supplement no. 1-I, "Risk Factors" on page PS-13 of the accompanying product supplement no. 1-I and "Risk Factors" beginning on page 9 of this amended and restated pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this amended and restated pricing supplement or the accompanying underlying supplement, product supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

YOU SHOULD READ THIS AMENDED AND RESTATED PRICING SUPPLEMENT TOGETHER WITH THE RELATED UNDERLYING SUPPLEMENT NO. 1-I, PRODUCT SUPPLEMENT NO. 1-I, PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Underlying supplement no. 1-I dated November 14, 2011: http://sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
Product supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Fixed to Floating Rate Notes due March 28, 2028

Leveraged CMS Curve and Russell 2000® Index Linked Notes

Terms continued from previous page:

Index closing value:	The closing value of the index. *Please see "Additional Provisions—The Russell 2000® Index" below.*
Index cutoff:	The index closing value for any day from and including the fifth index business day prior to the related interest payment date for any interest payment period shall be the index closing value on such fifth index business day prior to such interest payment date.
Redemption:	None
Day-count convention:	Actual/Actual
Specified currency:	U.S. dollars
Listing	The notes will not be listed on any securities exchange.
Denominations	$1,000 / $1,000
CUSIP / ISIN:	48126DR68 / US48126DR682
Book-entry or certificated note:	Book-entry
Business day:	New York

Fixed to Floating Rate Notes due March 28, 2028

Leveraged CMS Curve and Russell 2000® Index Linked Notes

The Notes

The notes offered are senior unsecured obligations of JPMorgan Chase & Co. In year 1, the notes pay interest at a rate of 7.50% per annum. Beginning March 28, 2014, interest will accrue on the notes for each day that the closing value of the Russell 2000® Index is at or above the index reference level, at a variable rate per annum equal to 4 times the CMS reference index level for the related quarterly interest payment period; subject to the maximum interest rate of 7.50% per annum per interest payment period and the minimum interest rate of 0.00% per annum. The floating interest rate is based on the CMS reference index level and the level of the Russell 2000® Index. If 30CMS is less than or equal to 5CMS on the applicable CMS reference determination date, the floating interest rate will be 0.00% and no interest will accrue on the notes for such interest period. In addition, if on any calendar day during the interest payment period the index closing value is less than the index reference level, interest will accrue at a rate of 0.00% per annum for that day. We describe the basic features of these notes in the sections of the accompanying prospectus called "Description of Debt Securities," the accompanying prospectus supplement called "Description of Notes" and the accompanying product supplement no. 1-I called "Description of Notes," subject to and as modified by the provisions described in this amended and restated pricing supplement. All payments on the notes are subject to the credit risk of JPMorgan Chase & Co.

Additional Provisions

CMS Reference Index Level

What are the 30-Year Constant Maturity Swap Rate ("30CMS") and the 5-Year Constant Maturity Swap Rate ("5CMS")?

The 30CMS, which is the rate for U.S. dollar swap with a Designated Maturity of 30 years that appears on Reuters page "ISDAFIX1" (or any successor page) at approximately 11:00 a.m., New York City time, on any CMS reference determination date, as determined by the calculation agent.

The 5CMS, which is the rate for U.S. dollar swap with a Designated Maturity of 5 years that appears on Reuters page "ISDAFIX1" (or any successor page) at approximately 11:00 a.m., New York City time, on any CMS reference determination date, as determined by the calculation agent.

An interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid semi-annually) that a counterparty in the swaps market would have to pay for a given maturity, in order to receive a floating rate (paid quarterly) equal to 3-month LIBOR for that same maturity.

CMS Reference Determination Dates

Two (2) U.S. government securities business days prior to the related interest reset date at the start of the applicable interest payment period.

U.S. Government Securities Business Day

Any day, other than a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association ("SIFMA") recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

CMS Rate Fallback Provisions

On any CMS reference determination date, if the 30CMS or the 5CMS cannot be determined by reference to Reuters page "ISDAFIX1" (or any successor page), then the calculation agent will determine such affected rate for such day on the basis of the mid-market semi-annual swap rate quotations to the calculation agent provided by five leading swap dealers in the New York City interbank market (the "Reference Banks") at approximately 11:00 a.m., New York City time, on such CMS reference determination date, and, for this purpose, the mid-market semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term equal to the applicable 30 year or 5 year maturity commencing on such CMS reference determination date and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The calculation agent will request the principal New York City office of each of the Reference Banks to provide a quotation of its rate.

If at least three quotations are provided, the rate for that day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If fewer than three quotations are provided as requested, the rate will be determined by the calculation agent in good faith and in a commercially reasonable manner.

The Russell 2000® Index

The Russell 2000® Index, which is calculated, maintained and published by Russell Investments ("Russell") a subsidiary of Russell Investment Group (formerly, Frank Russell Company), measures the capitalization-weighted price performance of the small-cap stocks included in the Russell 2000® Index and is designed to track the performance of the small capitalization segment of the U.S. equity market. All stocks included in the Russell 2000® Index are traded on a major U.S. exchange. The companies included in the Russell 2000® Index are the middle 2,000 of the companies that form the Russell 3000E™ Index, which is composed of the 4,000 largest U.S. companies as determined by market capitalization and represents approximately 99% of the U.S. equity market. The Russell 2000® Index is reported by Bloomberg L.P. under the ticker symbol "RTY." The Russell 2000® Index is described under the heading "The Russell 2000® Index" in the accompanying underlying supplement no. 1-I.

Index Closing Value Fallback Provisions

The index closing value on any calendar day beginning March 28, 2014 on which the index level is to be determined (each, an "index determination date") will equal the official closing value of the index as published by the index publisher or its successor, or in the case of any successor index, the official closing value for any such successor index as published by the publisher of such successor index or its successor, at the regular weekday close of trading on that calendar day, as determined by the calculation agent; *provided* that the index closing value for any day from and including the fifth index business day prior to the related interest payment date for any interest payment period shall be the index closing value in effect on such fifth index business day prior to such interest payment date; *provided* further that if a market disruption event with respect to the index occurs on any index determination date or if any such index determination date is not an index business day, the closing value of the index for such index determination date will be the closing value of the index on the immediately preceding index business day on which no market disruption event has occurred. In certain circumstances, the index closing value shall be based on the alternate calculation of the index described under "General Terms of the Notes—Discontinuance of an Equity Index; Alteration of Method of Calculation" in the accompanying product supplement no. 1-I.

"Index business day" means a day, as determined by the calculation agent, on which trading is generally conducted on each of the relevant exchange(s) for the index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

"Relevant exchange" means the primary exchange(s) or market(s) of trading for (i) any security then included in the index, or any successor index, and (ii) any futures or options contracts related to the index or to any security then included in the index.

For more information regarding market disruption events with respect to the index, discontinuance of the index and alteration of the method of calculation, see "General Terms of the Notes—Market Disruption Event" and "—Discontinuance of an Equity Index; Alteration of Method of Calculation" in the accompanying product supplement no. 1-I.

Fixed to Floating Rate Notes due March 28, 2028
Leveraged CMS Curve and Russell 2000® Index Linked Notes

Hypothetical Examples

The table below presents examples of hypothetical interest that would accrue on the notes during any quarter in the floating interest rate period. The examples below are for purposes of illustration only. The examples of the hypothetical floating interest rate that would accrue on the notes are based both on the level of the CMS reference index level on the applicable CMS reference determination date and on the total number of calendar days in a quarterly interest payment period on which the index closing value of the Russell 2000® Index is greater than or equal to the index reference level.

The actual interest payments during the floating interest rate period will depend on the actual level of the CMS reference index level on each CMS reference determination date and the index closing value of the Russell 2000® Index on each day during the floating interest payment period. The applicable interest rate for each quarterly interest payment period will be determined on a per-annum basis but will apply only to that interest payment period. The table assumes that the interest payment period contains 90 calendar days. The examples below are for purposes of illustration only and would provide different results if different assumptions were made.

CMS Reference Index Level	4 *times* CMS Reference Index Level	Hypothetical Interest Rate						
		Number of accrual days on which the index closing value of the Russell 2000® Index is greater than or equal to the index reference level						
		0	10	20	30	50	75	90
-2.600%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-2.400%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-2.200%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-2.000%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.800%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.600%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.400%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.200%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-1.000%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.800%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.600%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.400%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
-0.200%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
0.000%	0.00%	0.00%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%	0.0000%
0.200%	0.80%	0.00%	0.0889%	0.1778%	0.2667%	0.4444%	0.6667%	0.8000%
0.400%	1.60%	0.00%	0.1778%	0.3556%	0.5333%	0.8889%	1.3333%	1.6000%
0.600%	2.40%	0.00%	0.2667%	0.5333%	0.8000%	1.3333%	2.0000%	2.4000%
0.800%	3.20%	0.00%	0.3556%	0.7111%	1.0667%	1.7778%	2.6667%	3.2000%
1.000%	4.00%	0.00%	0.4444%	0.8889%	1.3333%	2.2222%	3.3333%	4.0000%
1.200%	4.80%	0.00%	0.5333%	1.0667%	1.6000%	2.6667%	4.0000%	4.8000%
1.400%	5.60%	0.00%	0.6222%	1.2444%	1.8667%	3.1111%	4.6667%	5.6000%
1.600%	6.40%	0.00%	0.7111%	1.4222%	2.1333%	3.5556%	5.3333%	6.4000%
1.800%	7.20%	0.00%	0.8000%	1.6000%	2.4000%	4.0000%	6.0000%	7.2000%
1.875%	7.50%	0.00%	0.8333%	1.6667%	2.5000%	4.1667%	6.2500%	7.5000%
2.000%	7.50%	0.00%	0.8333%	1.6667%	2.5000%	4.1667%	6.2500%	7.5000%
2.200%	7.50%	0.00%	0.8333%	1.6667%	2.5000%	4.1667%	6.2500%	7.5000%
2.400%	7.50%	0.00%	0.8333%	1.6667%	2.5000%	4.1667%	6.2500%	7.5000%
2.600%	7.50%	0.00%	0.8333%	1.6667%	2.5000%	4.1667%	6.2500%	7.5000%
2.800%	7.50%	0.00%	0.8333%	1.6667%	2.5000%	4.1667%	6.2500%	7.5000%
3.000%	7.50%	0.00%	0.8333%	1.6667%	2.5000%	4.1667%	6.2500%	7.5000%

If 30CMS is less than or equal to 5CMS on the applicable CMS reference determination date, the floating interest rate will be the minimum interest rate of 0.00% and no interest will accrue on the notes for such interest period regardless of the total number of calendar days in the interest payment period on which the index closing value of the Russell 2000® Index is greater than or equal to the index reference level.

Historical Information

The CMS Reference Index Level

The following graph sets forth the historical difference between the 30CMS and the 5CMS for the period from January 2, 1998 to March 22, 2013 (the "historical period"). The historical difference between the 30CMS and the 5CMS should not be taken as an indication of the future performance of the CMS reference index level. The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the index closing values or the leverage factor. We cannot give you any assurance that the level of the CMS reference index level will be positive on any CMS reference determination date. We obtained the information in the graph below, without independent verification, from Bloomberg Financial Markets.



Source: Bloomberg

*The bold line in the graph indicates the CMS reference index strike of 0.00%.

Historical period	
Total number of days in historical period	3,972
Number of days CMS reference index level was greater than 0.00%	3,940
Number of days CMS reference index level was less than or equal to 0.00%	32

The historical performance shown above is not indicative of future performance. The CMS reference index level may be negative on one or more specific CMS reference determination dates during the floating interest rate period even if the level of the CMS reference index level is generally positive and, moreover, the level of the CMS reference index level has in the past been, and may in the future be, negative.

If the level of the CMS reference index level is negative on any CMS reference determination date during the floating interest rate period, you will not receive any interest for the related interest payment period. Moreover, even if the level of the CMS reference index level is positive on any such CMS reference determination date, if the index closing value is less than the index reference level on any day during the interest payment period, you will not receive any interest with respect to such day, and if the index closing value remains below the index reference level for each day in the applicable interest payment period, you will receive no interest for that interest payment period.

Fixed to Floating Rate Notes due March 28, 2028

Leveraged CMS Curve and Russell 2000® Index Linked Notes

The Russell 2000® Index

The following table sets forth the published high and low index closing values, as well as end-of-quarter index closing values, for each quarter in the period from January 2, 2008 through March 26, 2013. The graph following the table sets forth the weekly index closing values for the period from January 2, 1998 through March 22, 2013. The index closing value on March 26, 2013 was 949.82. The historical index closing values should not be taken as an indication of future performance, and we cannot give you any assurance that the index closing value will be higher than the index reference level on any index determination date during the floating interest rate period in which you are paid the floating interest rate. The graph below does not reflect the return the notes would have had during the periods presented because it does not take into account the CMS reference index level or the leverage factor. We obtained the information in the table and graph below from Bloomberg Financial Markets, without independent verification.

Russell 2000® Index	High	Low	Period End
2008			
First Quarter	753.55	643.97	687.97
Second Quarter	763.27	686.07	689.66
Third Quarter	754.38	657.72	679.58
Fourth Quarter	671.59	385.31	499.45
2009			
First Quarter	514.71	343.26	422.75
Second Quarter	531.68	429.16	508.28
Third Quarter	620.69	479.27	604.28
Fourth Quarter	634.07	562.40	625.39
2010			
First Quarter	690.30	586.49	678.64
Second Quarter	741.92	609.49	609.49
Third Quarter	677.64	590.03	676.14
Fourth Quarter	792.35	669.45	783.65
2011			
First Quarter	843.55	773.18	843.55
Second Quarter	865.29	777.20	827.43
Third Quarter	858.11	643.42	644.16
Fourth Quarter	765.43	609.49	740.92
2012			
First Quarter	846.13	747.28	830.30
Second Quarter	840.63	737.24	798.49
Third Quarter	864.70	767.75	837.45
Fourth Quarter	852.49	769.48	849.35
2013			
First Quarter (through March 26, 2013)	953.07	872.60	949.82

Fixed to Floating Rate Notes due March 28, 2028

Leveraged CMS Curve and Russell 2000® Index Linked Notes



Historical Performance of the Russell 2000® Index

Source: Bloomberg

*The bold line in the graph indicates the index reference level of 712.365.

Historical period	
Total number of days in the historical period, beginning on January 19, 2006**	1,808
Number of days on or after January 19, 2006 that the index closing value was greater than or equal to 712.365	1,085
Number of days on or after January 19, 2006 that the index closing value was less than 712.365	723

** From the inception of the Russell 2000® Index until January 19, 2006, its closing value was less than 712.365

Fixed to Floating Rate Notes due March 28, 2028

Leveraged CMS Curve and Russell 2000® Index Linked Notes

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For further discussion of these and other risks, you should read the section entitled "Risk Factors" beginning on page US-1 of the accompanying underlying supplement no. 1-I and "Risk Factors" beginning on page PS-13 of the accompanying product supplement no. 1-I.

▪ **THE NOTES ARE NOT ORDINARY DEBT SECURITIES; THE INTEREST RATE ON THE NOTES DURING THE FLOATING INTEREST RATE PERIOD IS NOT FIXED BUT IS VARIABLE.** The rate of interest paid by us on the notes for each interest payment period during the floating interest rate period is not fixed, but will vary depending on the CMS reference index level on the applicable CMS reference determination date and the daily fluctuations in the index. Consequently, the return on the notes may be less than those otherwise payable on debt issued by us with similar maturities. Although the variable interest rate on the notes is determined, in part, by reference to the CMS reference index level and the index closing value, the interest rate on the notes does not track the CMS reference index or the index. You should consider, among other things, the overall annual percentage rate of interest to maturity as compared to other equivalent investment alternatives.

▪ **IF THERE ARE NO ACCRUAL DAYS IN ANY INTEREST PAYMENT PERIOD DURING THE FLOATING INTEREST RATE PERIOD, WE WILL NOT PAY ANY INTEREST ON THE NOTES FOR THAT INTEREST PAYMENT PERIOD AND THE MARKET VALUE OF THE NOTES MAY DECREASE SIGNIFICANTLY.** It is possible that the level of the CMS reference index will be less than the CMS reference index strike or that the index closing value will be less than the index reference level for so many days during any quarterly interest payment period during the floating interest rate period, that the interest payment for that quarterly interest payment period will be less than the amount that would be paid on an ordinary debt security and may be zero. In addition, to the extent that the level of the CMS reference index is less than the CMS reference index strike on the applicable CMS reference determination date **or** that the index closing value is less than the index reference level on any number of days during the interest rate period, the market value of the notes may decrease and you may receive substantially less than 100% of the issue price if you wish to sell your notes at such time.

▪ **THE INDEX CLOSING VALUE FOR ANY DAY FROM AND INCLUDING THE FIFTH INDEX BUSINESS DAY PRIOR TO THE INTEREST PAYMENT DATE OF AN INTEREST PAYMENT PERIOD DURING THE FLOATING INTEREST RATE PERIOD WILL BE THE INDEX CLOSING VALUE FOR SUCH FIFTH DAY.** Because the index closing value for any day from and including the fifth index business day prior to the interest payment date of an interest payment period during the floating interest rate period will be the index closing value on such fifth day, if the index closing value for that index business day is less than the index reference level, you will not receive any interest in respect of any days on or after that fifth index business day to but excluding the interest payment date even if the index closing value as actually calculated on any of those days were to be greater than or equal to the index reference level.

▪ **THE AMOUNT OF INTEREST PAYABLE ON THE NOTES IN ANY QUARTER IS CAPPED.** The interest rate on the notes for each quarterly interest payment period during the floating interest rate period is capped for that quarter at the maximum interest rate of 7.50% per annum, and, due to the leverage factor, you will not get the benefit of any increase in the CMS reference index level above a level of 1.875% on any CMS reference determination date. Therefore, the maximum quarterly interest payment you can receive during the floating interest rate period will be $18.75 for each $1,000 stated principal amount of notes. Accordingly, you would receive less than 7.50% per annum interest for any given full year even when the CMS reference index level is much greater than 1.875% on the CMS reference determination date for one or more quarterly interest payment period during that year if the CMS reference index level on the CMS reference determination date with respect to any other quarter is below 1.875%. You would also receive less than 7.50% per annum interest if the index closing value is not at or above the index reference level on any day during the interest payment periods so that you do not accrue interest with respect to such day, as you will not receive the full benefit of the increase in the CMS reference index level in the outperforming quarter due to the interest rate cap.

▪ **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF JPMORGAN CHASE & CO., AND ANY ACTUAL OR ANTICIPATED CHANGES TO OUR CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES.** The notes are subject to the credit risk of JPMorgan Chase & Co., and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

- **POTENTIAL CONFLICTS**. We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities for our own accounts or on behalf of customers, could cause our economic interests to be adverse to yours and could adversely affect any payments on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to "Risk Factors" in the accompanying product supplement no. 1-I for additional information about these risks.

- **THE PRICE YOU PAY FOR THE NOTES MAY BE HIGHER THAN THE PRICES PAID BY OTHER INVESTORS.** The agent proposes to offer the notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at market prices prevailing at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you pay for the notes will be higher than the prices paid by other investors based on the date and time you make your purchase, from whom you purchase the notes (e.g., directly from the agent or through a broker or dealer), any related transaction cost (e.g., any brokerage commission), whether you hold your notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

- **THE HISTORICAL PERFORMANCE OF 30CMS, 5CMS AND THE INDEX ARE NOT AN INDICATION OF THEIR FUTURE PERFORMANCE.** The historical performance of 30CMS, 5CMS and the Russell 2000® Index should not be taken as an indication of their future performance during the term of the notes. Changes in the levels of 30CMS, 5CMS and the Russell 2000® Index will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that the CMS reference index level will be positive and the index closing value will be equal to or greater than the index reference level on any CMS reference determination date during the floating interest rate period. *Furthermore, the historical* performance *of the CMS reference index and the index does not reflect the return the notes would have had because they do not take into account each other's performance, the leverage factor or the maximum interest rate.*

- **THESE NOTES MAY BE RISKIER THAN NOTES WITH A SHORTER TERM.** By purchasing a note with a longer term, you are more exposed to fluctuations in interest rates than if you purchased a note with a shorter term. Specifically, you may be negatively affected if certain interest rate scenarios occur. Generally, if the prevailing interest rate begins to rise, the market value of your notes may decline because the yield to maturity on the notes may be less than the interest rate on a note issued at such time. For example, if the yield to maturity on the notes at such time was 7.50% per annum, but a debt security issued in the then current market could yield an interest rate of 8.50% per annum, your note may be less valuable if you tried to sell your note in the secondary market.

- **THE MARKET PRICE OF THE NOTES IS INFLUENCED BY MANY UNPREDICTABLE FACTORS.** Several factors will influence the value of the notes in the secondary market and the price at which JPMS may be willing to purchase or sell the notes in the secondary market, including**:** (i) changes in (and volatility of) U.S. interest rates, (ii) the likelihood, or expectation, that the notes will be redeemed by us prior to maturity, (iii) any actual or anticipated changes in our credit ratings or credit spreads, (iv) a variety of economic, financial, regulatory and judicial events and (v) time remaining to maturity.

- **THE INCLUSION IN THE ORIGINAL ISSUE PRICE OF COMMISSIONS AND ESTIMATED COST OF HEDGING IS LIKELY TO AFFECT ADVERSELY SECONDARY MARKET PRICES**. Assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMS is willing to purchase the notes in secondary market transactions will likely be lower than the original issue price, because the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the estimated cost of hedging the issuer's obligations under the notes. In addition, any such prices may differ from values determined by pricing models used by JPMS, as a result of dealer discounts, mark-ups or other transaction costs. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

- **THE CMS REFERENCE INDEX LEVEL WILL BE AFFECTED BY A NUMBER OF FACTORS.** The amount of interest, if any, payable on the notes during the floating interest rate period will be based, in part, on the CMS reference index level on the applicable CMS reference determination date. A number of factors can affect the CMS reference index level by causing changes in the relative values of the 30CMS and the 5CMS including, but not limited to:

- o changes in, or perceptions, about future CMS Rates;
- o general economic conditions;
- o prevailing interest rates; and
- o policies of the Federal Reserve Board regarding interest rates.

These and other factors may have a negative impact on the payment of interest on the notes and on the value of the notes in the secondary market.

- **THE 30CMS AND THE 5CMS MAY BE VOLATILE.** The CMS Rates are subject to volatility due to a variety of factors affecting interest rates generally, including but not limited to:

  - o sentiment regarding underlying strength in the U.S. and global economies;
  - o expectation regarding the level of price inflation;
  - o sentiment regarding credit quality in U.S. and global credit markets;
  - o central bank policy regarding interest rates; and
  - o performance of capital markets.

- **THERE ARE RISKS ASSOCIATED WITH SMALL CAPITALIZATION STOCKS.** The stocks that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

- **NO DIVIDEND PAYMENTS OR VOTING RIGHTS.** As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the securities included in the Russell 2000® Index would have.

- **SECONDARY TRADING MAY BE LIMITED.** The notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. JPMS may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes. If at any time JPMS or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

- **JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES.** Any such research, opinions, or recommendations could affect the market value of the notes. JPMS and its affiliates publish research from time to time on movements in interest rates, the financial markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

Subject to regulatory constraints, JPMS intends to use its reasonable efforts to offer to purchase the notes in the secondary market, but is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and JPMS and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds and Hedging" on page PS-25 of the accompanying product supplement no. 1-I.

We expect that delivery of the notes will be made against payment for the notes on or about the original issue date set forth on the front cover of this amended and restated pricing supplement, which will be the fourth business day following the pricing date of the notes (this settlement cycle being referred to as T+4). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the pricing date or the succeeding business day will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Tax Considerations

You should review carefully the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 1-I. You and we agree to treat the notes as "variable rate debt instruments" for U.S. federal income tax purposes. Assuming this characterization is respected, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss. Prospective purchasers are urged to consult their own tax advisers regarding the U.S. federal income tax consequences of an investment in the notes. Purchasers who are not initial purchasers of notes at their issue price on the original issue date should consult their tax advisers with respect to the tax consequences of an investment in the notes, and the potential application of special rules. Subject to certain assumptions and representations received from us, the discussion in this section entitled "Tax Considerations", when read in combination with the section entitled "Material U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Sidley Austin LLP regarding the material U.S. federal income tax treatment of owning and disposing of the notes.

You should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Where You Can Find More Information

You should read this amended and restated pricing supplement together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 1-I dated November 14, 2011 and underlying supplement no. 1-I dated November 14, 2011.

This amended and restated pricing supplement, together with the documents listed below, contains the terms of the notes, supplements the amended and restated preliminary terms related hereto dated March 18, 2013 and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, stand-alone fact sheets, brochures or other educational materials of ours. This amended and restated pricing supplement amends and restates and supersedes the pricing supplement related hereto dated March 22, 2013 in its entirety. You should not rely on the pricing supplement related hereto dated March 22, 2013 in making your decision to invest in the notes. You should not rely on the preliminary terms related hereto dated March 15, 2013 in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying underlying supplement no. 1-I and in the accompanying product supplement no. 1-I. We urge you to consult your investment, legal, tax, accounting and other advisers.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

• Underlying supplement no. 1-I dated November 14, 2011:
http://sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf
• Product supplement no. 1-I dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007588/e46195_424b2.pdf
• Prospectus supplement dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf
• Prospectus dated November 14, 2011:
http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617.

As used in this document, the "Company," "we," "us," and "our" refer to JPMorgan Chase & Co.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to the Company, when the notes offered by this amended and restated pricing supplement have been executed and issued by the Company and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such notes will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 14, 2011, which has been filed as Exhibit 5.3 to the Company's registration statement on Form S-3 filed with the Securities and Exchange Commission on November 14, 2011.